Exhibit 2

InterOil Corporation

Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

Quarters and nine months ended September 30, 2005 and 2004

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

	September 30	December 31	September 30
	2005	2004	2004
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 2)	64,617,326	19,735,912	14,573,896
Temporary investments (note 9)	32,434,840	24,407,709	23,296,469
Trade receivables (note 3)	34,604,923	58,698,069	7,625,345
Commodity hedge contracts (note 20)	317,750	503,500	—
Other assets	424,469	806,123	560,389
Inventories (note 6)	66,660,952	27,916,902	57,455,652
Prepaid expenses	885,357	190,135	559,768

Total current assets	199,945,617	132,258,350	104,071,519
Deferred financing costs (notes 12 and 14)	5,363,313	1,311,488	4,553,353
Plant and equipment (note 7)	238,923,484	244,363,355	221,670,629
Oil and gas properties (note 8)	13,491,944	6,605,360	41,682,043
Future income tax benefit	1,094,416	1,303,631	873,764

Total assets	458,818,774	385,842,184	372,851,308

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	42,401,468	26,328,544	18,058,854
Income tax payable	3,180,057	2,881,398	1,356,146
Short term loan facility — crude feedstock (note 18)	53,580,043	76,520,541	41,677,166
Commodity hedge contracts	—	—	550,275
Deferred acquisition cost (note 10)	—	12,123,106	11,988,608
Due to related parties (note 5)	—	1,056,251	2,453,520
Unsecured loan (note 11)	20,889,196	—	—
Current portion of secured loan (note 12)	9,000,000	9,000,000	4,500,000
Indirect participation interest (note 14)	80,907,326	13,749,852	—

Total current liabilities	209,958,090	141,659,692	80,584,569
Accrued financing costs (note 12)	906,664	863,329	834,439
Secured loan (note 12)	76,000,000	76,000,000	80,500,000
Debentures (note 13)	—	—	42,890,448
Indirect participation interest (note 14)	9,685,830	10,608,830	10,608,830

Total liabilities	296,550,584	229,131,851	215,418,286

Non-controlling interest (note 15)	6,160,667	6,404,262	6,465,010

Shareholders’ equity:
Share capital (note 16)	222,727,624	216,813,654	168,421,279
Authorised — unlimited
Issued and outstanding 29,062,920 (Dec 31, 2004 - 28,310,884) (Sept 30, 2004 - 25,850,075)
Other paid in capital — stock compensation	2,637,705	1,841,776	1,762,354
Warrants (note 13)	2,137,852	2,258,227	2,258,227
Foreign currency translation adjustment	1,241,146	463,200	168,692
Conversion options (note 14)	24,489,236	—	—
Deferred hedge gain/(loss) (note 20)	(442,463)	537,358	(789,020)
Accumulated deficit	(96,683,577)	(71,608,144)	(20,853,520)

Total shareholders’ equity	156,107,523	150,306,071	150,968,012

Total liabilities and shareholders’ equity	458,818,774	385,842,184	372,851,308

See accompanying notes to the consolidated financial statements

InterOil Corporation

Consolidated Statement of Operations
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30	September 30	September 30	September 30
	2005	2004	2005	2004
	$	$	$	$

Income
Sales and operating revenues	123,808,597	36,066,951	352,113,251	48,653,086
Interest	586,034	100,418	984,670	275,672
Other	86,828	58,741	242,019	143,480

	124,481,459	36,226,110	353,339,940	49,072,238

Expenses
Cost of sales and operating expenses	112,937,440	36,139,191	340,431,395	46,992,280
Administrative and general expenses	5,484,712	2,583,917	11,221,829	5,443,900
Depreciation and amortization	2,943,295	222,874	8,338,380	381,266
Exploration costs, excluding exploration impairment (note 8)	(2,721,635)	9,752	306,275	15,547
Exploration impairment (note 8)	(5,754,224)	—	397,237	1,485,828
Legal and professional fees	476,591	667,379	2,757,951	1,496,433
Short term borrowing costs	3,851,808	401,865	8,737,262	619,957
Long term borrowing costs	1,600,798	503,675	4,789,360	503,675
Foreign exchange (gain)/loss	(588,438)	(12,869)	(118,616)	83,844

	118,230,347	40,515,784	376,861,073	57,022,730

Loss before income taxes and non-controlling interest	6,251,112	(4,289,674)	(23,521,133)	(7,950,492)

Income tax (expense)	(984,009)	(627,641)	(1,791,038)	(1,136,462)

Loss before non-controlling interest	5,267,103	(4,917,315)	(25,312,171)	(9,086,954)

Non-controlling interest	(15,630)	54	236,738	2,486

Net income/(loss)	5,251,473	(4,917,261)	(25,075,433)	(9,084,468)

Basic earnings/(loss) per share (note 22)	0.18	(0.19)	(0.87)	(0.36)
Diluted earnings/(loss) per share (note 22)	0.18	(0.19)	(0.87)	(0.36)

See accompanying notes to the consolidated financial statements

InterOil Corporation

Consolidated Statement of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30	September 30	September 30	September 30
	2005	2004	2005	2004
	$	$	$	$

Cash flows provided by (used in):

Operating activities
Net income/(loss)	5,251,473	(4,917,263)	(25,075,433)	(9,084,468)
Adjustments for non-cash transactions
Non-controlling interest	15,630	(54)	(236,738)	(2,486)
Depreciation and amortization	2,943,295	(96,683)	8,338,380	96,121
Future income tax benefit	148,422	(231,411)	209,215	(233,480)
Gain on sale of other asset	—	—	—	(94,260)
Gain on sale of plant and equipment	(70,118)	—	(70,118)	—
Amortization of deferred financing costs	2,050,723	114,459	2,128,059	114,459
Amortization of discount on debt	14,445	421,820	146,810	469,547
Increase/(decrease) in foreign currency translation adjustment	160,248	(17,681)	777,946	168,692
Stock compensation expense	1,584,919	490,376	1,086,115	1,060,071
Inventory revaluation	225,671	—	225,671	—
Ineffective hedge (gain)/loss	22,595	(238,745)	(21,200)	(238,745)
Effective hedge (gain)/loss on unsettled derivative contracts	(779,728)	—	(779,728)	—
Unrealized foreign exchange (gain)/loss	(588,438)	(12,869)	(118,616)	83,844
Capitalized oil and gas properties expensed/(recovered)	(5,754,224)	9,752	397,237	1,501,375
(Increase) in cash held as security for working capital facility	(5,300,441)	—	(8,027,131)	—
Change in non-cash operating working capital
Decrease/(increase) in trade and other receivables	16,893,628	(497,632)	24,093,147	616,055
Decrease/(increase) in other assets	714,234	(442,808)	(313,567)	858,115
(Increase) in inventories	(16,440,451)	(28,152,368)	(38,969,726)	(50,696,563)
Decrease/(increase) in accounts payable and accrued liabilities	17,631,625	(7,036,854)	13,252,835	(3,955,918)
Repayments of working capital facility	(29,384,454)	—	(22,940,498)	—

	(10,660,946)	(40,607,961)	(45,897,340)	(59,337,641)

Investing activities
Expenditure on oil and gas properties	(5,130,751)	(3,000,991)	(7,283,820)	(20,165,403)
Expenditure on plant and equipment	(1,466,024)	(3,151,813)	(2,905,179)	(16,827,755)
Proceeds from sale of plant and equipment	76,788	—	76,788	—
Proceeds from sale of other assets	—	—	—	405,353
Redemption/(investment) of cash on short-term investments	—	(4,164,285)	—	20,390,640
Acquisition of InterOil Products Limited net of cash received	—	—	—	4,631,904
Repayment of deferred acquisition cost	—	—	(12,226,581)	—
Change in non-cash working capital
Increase in accounts payable and accrued liabilities	73,507	4,287,065	3,118,750	4,135,615

	(6,446,480)	(6,030,024)	(19,220,042)	(7,429,646)

Financing activities
Proceeds from secured loan	—	—	—	2,000,000
Proceeds from short term borrowings	889,196	1,252,500	20,889,196	4,852,500
Repayments of short term borrowings	—	(4,852,500)	—	(4,852,500)
Proceeds from indirect participation interest and conversion options	—	—	111,250,149	3,235,000
Expenditure on oil and gas properties netted against indirect participation interest	(9,123,771)	—	(17,970,822)	—
Proceeds from debenture issue	—	45,000,000	—	45,000,000
Debenture issuance costs	—	(3,282,373)	—	(3,282,373)
Increase in deferred financing costs	—	—	(6,179,884)	—
Financing costs attributed to conversion options	—	—	(1,632,616)	—
Proceeds from/(repayments to) related parties	—	1,397,269	(1,056,251)	974,769
Proceeds from/(repayments of) working capital facility	—	18,200,466	—	41,677,166
Proceeds from issue of common shares	597,733	1,380,195	4,580,408	1,470,320
Cash held as security for working capital facility	—	(7,424,598)	—	(18,963,537)

	(7,636,842)	51,670,959	109,880,180	72,111,345

Foreign exchange gain/(loss) on cash held in foreign currency	588,438	(83,844)	118,616	(83,844)
Increase/(decrease) in cash and cash equivalents	(24,744,268)	5,032,974	44,762,798	5,344,058
Cash and cash equivalents, beginning of period	88,773,156	9,624,766	19,735,912	9,313,682

	64,617,326	14,573,896	64,617,326	14,573,896

See accompanying notes to the consolidated financial statements

InterOil Corporation

Consolidated Statement of Shareholders’ Equity
(Unaudited, Expressed in United States dollars)

	Nine months ended	Year ended	Nine months ended
	September 30	December 31	September 30
	2005	2004	2004
	$	$	$

Share capital
At beginning of period	216,813,654	157,449,200	157,449,200
Adjustment to reflect change in accounting for employee stock options (note 1c)	—	92,434	92,434
Issue of capital stock	5,913,970	59,272,020	10,879,645

At end of period	222,727,624	216,813,654	168,421,279

Other paid in capital — stock compensation
At beginning of period	1,841,776	540,222	540,222
Adjustment to reflect change in accounting for employee stock options (note 1c)	—	645,216	645,216
Stock compensation	795,929	656,338	576,916

At end of period	2,637,705	1,841,776	1,762,354

Warrants
At beginning of period	2,258,227	—	2,258,227
Movement for period (note 13)	(120,375)	2,258,227	—

At end of period	2,137,852	2,258,227	2,258,227

Foreign currency translation adjustment
At beginning of period	463,200	—	—
Movement for period (note 1e)	777,946	463,200	168,692

At end of period	1,241,146	463,200	168,692

Conversion options
At beginning of period	—	—	—
Movement for period	24,489,236	—	—

At end of period (note 14)	24,489,236	—	—

Deferred hedge gain/(loss)
At beginning of period	537,358	—	—
Movement for period	(979,821)	537,358	(789,020)

At end of period (note 20)	(442,463)	537,358	(789,020)

Accumulated deficit
At beginning of period	(71,608,144)	(11,031,402)	(11,031,402)
Adjustment to reflect change in accounting for employee stock options (note 1c)	—	(737,650)	(737,650)
Adjustment to reflect cumulative debentures conversion expense	—	(6,899,211)	—
Net (loss) for period	(25,075,433)	(52,939,881)	(9,084,468)

At end of period	(96,683,577)	(71,608,144)	(20,853,520)

Shareholders’ equity at end of period	156,107,523	150,306,071	150,968,012

See accompanying notes to the consolidated financial statements

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
InterOil Corporation’s (the “Company” or “InterOil”) is an enterprise whose primary business interests are oil and gas exploration in Papua New Guinea (“PNG”), the operation of an oil refinery (midstream) in PNG, and distribution of refined petroleum products in PNG (downstream).
1. Statement of significant accounting policies
(a) Basis of presentation
The consolidated financial statements for the nine months ended September 30, 2005 have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business in the future.
The consolidated financial statements of the Company include the financial statements of SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited and their subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.
(b) Segment reporting
The Company operates its business in Papua New Guinea in the following segments: Upstream includes the exploration for and production of crude oil and natural gas. Midstream includes refinery operations. The refinery processes crude oil into naphtha, gasoline, diesel, LPG, jet/kerosene and low sulphur waxy residue. The midstream operations sell to the PNG domestic market as well as to export customers. Downstream includes the distribution of refined products and lubricants, including gasoline, kerosene, diesel and fuel oils in PNG.
The above functions have been defined as the operating segments of the Company because they are the segments (a) that engage in business activities from which revenues are earned and expenses are incurred or where business activities are being developed; (b) whose operating results are regularly reviewed by the Company’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available. “Corporate” includes assets and liabilities that do not specifically relate to business segments e.g. primarily cash. Results in this segment primarily include financing costs and interest income.
Segment accounting policies are the same as those described in this summary of significant accounting policies. Upstream, midstream and downstream include costs allocated from the corporate activities. The allocation is based on a fee for service.
(c) Stock-based compensation
Prior to January 1, 2004, the Company applied the fair value based method only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.
The Company adopted the fair value based method to account for employee stock options, beginning January 1, 2004. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, without restatement to prior periods. The effect of retroactively adopting the fair value based method, without restatement, was to increase the opening deficit accumulated during the development stage by $737,650, increase contributed surplus by $645,216 and increase share capital by $92,434 as at January 1, 2004.
(d) Inventories
Crude oil and refined petroleum products are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs. Cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
1. Statement of significant accounting policies (cont’d)
(e) Foreign currency
For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders’ equity.
For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in income.
(f) Deferred financing costs
Deferred financing costs represent the unamortized financing costs paid to secure long term borrowings. Amortization is provided on a straight-line basis, over the term of the related debt and is included in expenses for the period.
(g) Receivables
The collectability of debts is assessed at reporting date and specific provision is made for any doubtful accounts.
The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains the risks and rewards associated with carrying the receivables. The working capital facility balance is increased for the amount of cash received on the transaction.
(h) Revenue recognition
The following particular accounting policies, which significantly affect the measurement of profit and of financial position, have been applied:
Revenue from midstream operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales between business segments of the Company are eliminated from sales and operating revenues and cost of sales for all revenues and expenses relating to the refinery.
Revenue from downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.
Interest income
Interest income is recognized on a time-proportionate basis using the effective interest method.
(i) Derivative financial instruments
Derivative financial instruments are utilized by the Company in the management of its naphtha sales price exposures, its gasoil sales price exposures, its jet kerosene crude price exposures and its crude purchase cost exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.
On the date a derivative contract is entered into the Company designates the derivative as a hedge of a forecasted transaction. The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
1. Statement of significant accounting policies (cont’d)
(i) Derivative financial instruments (cont’d)
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in a separate component of equity to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a hedge is reported in earnings.
The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company recognizes immediately in earnings gains and losses that were accumulated in a separate component of equity.
The Company enters into naphtha, gasoil and jet kerosene swaps in order to reduce the impact of fluctuating naphtha, jet kerosene and gasoil prices, respectively, on its revenue. These swap agreements require the periodic exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its naphtha, gasoil and jet kerosene price swap agreements as hedges of the underlying sale. Sales revenue of the respective product is adjusted to include the payments made or received under the price swaps.
The Company enters into crude swaps in order to reduce the impact of fluctuating crude prices on its cost of sales. These swap agreements require the period exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its crude price swap agreements as hedges of the underlying purchase. Cost of sales is adjusted to include the payments made or received under the crude purchase cost swaps.
(j) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.
(k) Oil and gas properties
The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method. Geological and geophysical costs are expensed as incurred.

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
1. Statement of significant accounting policies (cont’d)
(l) Plant and equipment
Refinery assets
The Company’s most significant item of plant and equipment is the oil refinery in PNG. During 2004, the company was considered to be in the construction and pre-operating stage of development of the oil refinery; however, the pre-operating stage ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment. The refinery assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalized. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalized as part of the cost of such plant and equipment. Refinery related assets are depreciated on straight line basis over their useful lives, at 4% per annum. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.
Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred at September 30, 2005.
Other assets
Property, plant and equipment is recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. The depreciation rates used on plant and equipment range from 15% to 40%. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized.
Leased assets
Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.
Asset retirement obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no legal obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs. As a result, no provision has been raised.
Disposal of property, plant and equipment
At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in income.
Environmental remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. No provision has been recorded at September 30, 2005.
(m) Employee entitlements
The amounts expected to be paid to employees for their pro-rata entitlement to long service and annual leave and leave fares are accrued having regard to anticipated periods of service, remuneration levels and statutory obligations.
(n) Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the year. Actual results could differ from those estimates.

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
1. Statement of significant accounting policies (cont’d)
(o) Per share amounts
Basic per share amounts are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted per share amounts are computed similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.
(p) Vulnerability to concentration risk
Credit risk
The majority of the Company’s export sales are made to one customer which represented $124,088,986 or 35% of total sales in the nine months ended September 30, 2005. The Company’s domestic sales for the period ended September 30, 2005 were not dependent on a single customer or geographic region of PNG.
Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2005 output achieved includes transportation fuels, which includes diesel, gasoline and jet fuels (53%) and specialty fuels, which includes naphtha and low sulphur waxy residue (42%). The product yields obtained will vary going forward as the refinery operations are optimized.
Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
(q) Temporary investments
Temporary investments are carried at the lower of cost and recoverable amount. If the carrying amount of the asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.
(r) Presentation
Certain prior years’ amounts have been reclassified to conform with current presentation.

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
2. Cash and cash equivalents
The Company considers deposits in bank and short-term investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are carried at cost. Accrued interest is included with other receivables.
The components of cash and cash equivalents are as follows:

	September 30,	December 31,	September 30,
	2005	2004	2004
	$	$	$

Cash on deposit	64,508,429	15,313,941	10,240,964
Bank term deposits
- Papua New Guinea kina deposits	104,643	4,417,609	4,328,923
- Australian dollar deposits	4,254	4,362	4,009

	64,617,326	19,735,912	14,573,896

Included in bank term deposits is $104,643 (December 2004 — $102,096, September 2004 — $100,137) which is restricted and unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
3. Trade receivables
At September 30, 2005 the Company had a discounting facility with BNP Paribas on specific monetary receivables (note 18). As at September 30, 2005, $17,048,558 (December 2004 — $13,034,904, September 2004 — $nil) in outstanding accounts receivable had been sold with recourse under the facility. The Company has retained the responsibility for administering and collecting accounts receivable sold and therefore includes any sold receivables in the trade receivables balance.
The increase in trade receivables over September 2004 is a result of the fact that Company was in the commissioning stage in the prior year but has entered into full operations in the current year.
At September 30, 2005 $27,125,075 (December 2004 — $46,911,393, September 2004 — $5,082,592) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 18.

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
4. Supplemental cash flow information
All non-cash investing and financing activities disclosed in note 4 relate to the corporate segment for the nine months ended September 30, 2005, except for the exploration expenditure applied against the indirect participation interest which relates to the upstream segment.
5. Related parties
Amounts due to related parties of $nil (December 2004 — $1,056,251, September 2004 — $2,453,520) represents monies owed for barges owned by SPI E&P Corporation to Petroleum Independent and Exploration Corporation (PIE) which acts as a sponsor of the Company’s oil refinery project. PIE is controlled by an officer and director of InterOil. During the year, $1,056,251 of the loan to PIE was repaid. The loan had interest charged at a rate of 5.75% (December 2004 – 5.75%, September 2004 – 5.75%), per annum on a facility provided by Wells Fargo Inc. During the nine months ended September 30, 2005 the Company incurred total interest to PIE amounting to $9,376 (December 2004 - $246,745, September 2004 — $55,421).
SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a general manager appointed by the shareholders of SPI. The general manager is the US sponsor under the Overseas Private Investment Corporation (OPIC), an agency of the US Government, loan. PIE has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. During the nine months ended September 30, 2005, $112,500 (December 2004 — $150,410, September 2004 - $112,500) was expensed for the sponsor’s (PIE) legal, accounting and reporting costs.
The services of certain of our executive officers and senior management of the Company are provided under a management services agreement with Direct Employment Services Corp. (DESC). DESC is a U.S. corporation that is partially owned by Christian Vinson, our Chief Operating Officer. DESC was established for the purposes of providing non-profit management services to InterOil for its U.S. employees. DESC invoices InterOil for its direct costs in providing the services of these employees but does not recognize any income from providing these services to us. DESC was paid $670,039 during the nine months ended September 30, 2005 (December 2004 — $708,104, September 2004 - $678,943).

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
5. Related parties (cont’d)
Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. This party is related by virtue of common directorships. Amounts paid or payable to Breckland during the year amounted to $95,562 (December 2004 — $120,426, September 2004 – $97,980).
Amounts due to Directors at September 30, 2005 totaled $30,500 for Directors fees (December 2004 - $61,000, September 2004 — $nil) and $320,000 for Executive Director bonuses which are accrued and unpaid from previous periods (December 2004 – $320,000, September 2004 — $nil). These amounts are included in accounts payable and accrued liabilities.
6. Inventories

	September 30,	December 31,	September 30,
	2005	2004	2004
	$	$	$

Midstream (crude oil feedstock)	20,595,507	3,971,982	32,652,476
Midstream (refined petroleum product)	31,981,994	16,396,975	11,426,749
Downstream (refined petroleum product)	14,083,451	7,547,945	13,376,427

	66,660,952	27,916,902	57,455,652

At September 30, 2005 $52,577,501 of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 18.
7. Plant and equipment

September 30, 2005	Upstream	Midstream	Downstream	Corporate	Totals

Plant and equipment	5,657,125	236,913,564	13,596,242	290,371	256,457,302
Deferred project costs and work in progress	—	1,283,947	1,187,299	—	2,471,246
Consolidation entries	—	(50,875)	(558,646)	(3,250,746)	(3,860,267)
Accumulated depreciation and amortisation	(235,680)	(7,262,007)	(8,462,736)	(184,373)	(16,144,796)

Net book value	5,421,445	230,884,629	5,762,159	(3,144,748)	238,923,484

Capital expenditure	—	2,686,416	1,264,834	54,967	4,006,217

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
7. Plant and equipment (cont’d)

30 December 2004	Upstream	Midstream	Downstream	Corporate	Totals

Plant and equipment	5,659,248	236,551,876	12,331,522	263,217	254,805,863
Deferred project costs	—	—	406,077	—	406,077
Consolidation entries	—	—	—	(2,002,214)	(2,002,214)
Accumulated depreciation and amortisation	(19,792)	(419,629)	(8,230,060)	(176,890)	(8,846,371)

Net book value	5,639,456	236,132,247	4,507,539	(1,915,887)	244,363,355

Capital expenditure	1,131	40,532,990	1,320,644	83,920	41,938,685

September 30, 2004	Upstream	Midstream	Downstream	Corporate	Totals

Plant and equipment	5,657,817	212,369,269	12,013,037	220,909	230,261,032
Deferred project costs and work in progress	—	—	755,091	—	755,091
Consolidation entries	—	84,804	(1,341,613)	—	(1,256,809)
Accumulated depreciation and amortisation	(15,163)	(509,465)	(7,431,829)	(132,228)	(8,088,685)

Net book value	5,642,654	211,944,608	3,994,686	88,681	221,670,629

Capital expenditure	1,131	12,380,545	486,325	59,239	12,927,240

8. Oil and gas properties
Costs of oil and gas properties, including major development projects, excluded from costs subject to depletion and depreciation were as follows:

	September 30,	December 31,	September 30,
	2005	2004	2004
	$	$	$

Inventories and drilling equipment	12,087,723	5,353,471	—
Petroleum Propsecting License Drilling programs at cost
PPL 237	33,446	—	—
PPL 238	1,370,775	1,251,889	41,682,043

	13,491,944	6,605,360	41,682,043

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
8. Oil and gas properties (cont’d)
The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
	$	$	$	$

Exploration costs, excluding exploration impairment	(2,721,635)	9,752	306,275	15,547
Exploration impairment Costs incurred in prior years	—	—	300,000	1,485,828
Costs incurred in current year	(5,754,224)	—	97,237	—

	(8,475,859)	9,752	703,512	1,501,375

9. Financial instruments
With the exception of cash and cash equivalents and short term investments, all financial assets are non- interest bearing. Cash and cash equivalents earned average interest rates of 1.35% per annum (2004 – 1.6%).
Temporary investments are comprised of:

	September 30,	December 31,	September 30,
	2005	2004	2004
	$	$	$

Cash deposit on working capital facility and secured loan (3.41%)	32,434,840	24,407,709	23,296,469

Credit risk is minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, short and long term debt and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Cash deposits of $27,364,638 support the Company’s working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventories and accounts receivable. Cash deposits of $5,070,202 support the Company’s secured loan with OPIC.
10. Acquisition of subsidiary
On April 28, 2004, InterOil, through its wholly owned subsidiary, SPI Distribution Limited acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited (“IPL”). IPL is a distributor of refined petroleum products in Papua New Guinea.
The results of IPL’s operations have been included in the consolidated financial statements since April 28, 2004; the date control of IPL’s shares was transferred to InterOil. Under the purchase agreement, InterOil Corporation was entitled to the profit of IPL from March 1, 2004. The profit earned after tax between March 1, 2004 and April 28, 2004 of $1,243,746 was recognized as a reduction in the acquisition cost. The adjusted purchase price for IPL was $11,291,827 and was paid on March 1, 2005. In addition to this payment, an amount of $4.32 million (PGK 13.5 million) representing 2003 retained earnings previously allocated as dividends payable of IPL were also paid to BP International in March 2005. An amount of $1,000,000 was paid to BP International as a management fee on April 1, 2005.

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
11. Unsecured loan
On January 28, 2005, InterOil obtained a $20 million term loan facility from Clarion Finanz AG of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. On July 21, 2005, Clarion Finanz AG increased the short term loan facility available to InterOil from $20 million to $25 million. The additional $5 million is to fund the purchase of new refinery generators and the conversion of the furnaces and fuel systems to burn specialty fuels. InterOil drew down a further $889,196 on September 23, 2005. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiry with no penalty. The loan has an interest rate equal to 5% per annum payable quarterly in arrears. In addition, Clarion Finanz AG has an irrevocable right to participate in a subsequent equity financing up to an amount of $40 million.
12. Secured loan
On June 12, 2001, the Company entered into a loan agreement with (OPIC) to secure a project financing facility of $85,000,000. The facility is fully drawn down at September 30, 2005. The loan is secured over the assets of the refinery project which have a carrying value of $228,817,564 at September 30, 2005 (December 2004 — $229,327,456).
The loan expires December 31, 2014 with half yearly repayments of $4,500,000 commencing December 31, 2005. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. The interest rate is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%).
Deferred financing costs of $701,484 are being amortized over the period of the loan (10 years) until June 2014. The accrued financing costs of $906,664 include discounting of the liability for a 12 month period. The total liability is $950,000 and will be due for payment at project completion. Project completion will be reached when OPIC notifies PIE (sponsor of refinery project – see note 5) that the physical, operational, legal and financial completion tests have been met. Further deferred financing costs of $494,000 are being amortized over the period of the initial loan agreement (10 years) until March 2012.
EPI Limited, a subsidiary of InterOil Corporation applied for an amendment to the loan agreement with OPIC for changes to a financial ratio required for compliance. The amendment was agreed to in response to changing market conditions and the recent high prices of crude feedstock. The company is in compliance with the amended loan agreement.
13. Debentures and warrants
On August 28, 2004 and September 4, 2004 InterOil issued a total of $45 million in senior convertible debentures. The debentures were to mature on August 28, 2009 and bore interest at a rate of 8.875% per annum, payable quarterly. The debentures were converted in 2,232,143 common shares of the Company at a fixed conversion price of $20.16 per share on December 31, 2004 at the investors’ option. The company also issued 180,000 additional shares; share capital was increased by $6,976,800 which represented the fair market value of the shares on the date they were issued.
In connection with the issuance of $45 million in senior convertible debentures in 2004, InterOil issued to the investors five-year warrants to purchase 359,415 common shares at an exercise price equal to US$21.91. Warrants totaling 19,168 were converted to common shares of InterOil Corporation in the nine months ended September 30, 2005. The remaining 340,247 warrants are exercisable between August 27, 2004 and August 27, 2009 and are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45%, and a weighted average expected life of the warrants of five years.

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
14. Indirect participation interests
As at September 2005, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by Petroleum Prospecting Licenses “PPL” 236, 237 and 238 is $9,685,830. The total invested by PNGDV in the indirect participation interest is $12,185,000. This interest is subject to the terms of the agreement dated July 21, 2003 between the Corporation and PNG Drilling Ventures Limited, under which all or part of the indirect participation interest, up to a maximum of $11,620,000 may be converted to common shares in the Company at a price no less than C$20.85 per common share. Alternatively, an amount up to $1,969,000 of the indirect participation interest may be converted to debt due in December 2005 and December 2006. Should neither of these conversion rights be exercised, the indirect participation in the drilling program will be maintained and distributions will be paid in accordance with the agreements. In 2004, a total of $1,576,170 of the PNGDV interest was converted to 89,545 common shares of InterOil Corporation in accordance with the indirect participation interest agreement. A total of $923,000 of the PNGDV interest was converted to 52,000 common shares in the period to September 30, 2005. PNGDV has an interest in the drilling program that will range from 6.75% to 11.25% depending upon various elections.
Prior to December 31, 2004, the Company received deposits of $13,749,852 toward an additional indirect participation interest (“IPI”). A further $111,250,148 was received in 2005. The $125 million participation interest is subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors under which InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Under the agreement, all or part of the $125 million indirect participation interest may be converted to common shares in the company between June 15, 2006 and the later of December 15, 2006 or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.
Under the indirect participation interest, InterOil is responsible for drilling the eight wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells. In the instance that InterOil proposes completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage. InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares.
InterOil has accounted for the $125,000,000 indirect participation interest as a non financial liability with a conversion option. The value of the conversion option, being $26,121,852, was calculated using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 3.2%, volatility factor of the expected market price of the Company’s common stock of 45%; and a weighted average expected life of the options of 22 months. The balance of $98,878,148 was allocated to the indirect participation interest liability.
All costs incurred by the company relating to the eight well drilling program, including geological and geophysical costs will be charged against the liability to a maximum amount of $98,878,148. For the period ending September 30, 2005, $17,970,822 has been charged against the liability. InterOil will bear the costs for subsequent works programs and completion activities in proportion to its remaining ownership in the eight wells.These costs will be accounted for in accordance with the company’s stated accounting policies.
InterOil incurred financing fees of $7,812,500 related to the indirect participation interest. These fees have been apportioned in between deferred financing costs and the conversion options in the same proportion as the original $125,000,000 was allocated between non financial liability and the conversion options. The deferred financing costs portion of $6,179,884 are being amortized over the period to December 2006. A total of $2,012,055 has been expensed as short term borrowing costs in the period to September 30, 2005. The remaining portion of the fees $1,632,616 has been allocated against the conversion options.
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal 2004, has the right to participate up to a 4.25% interest in wells 9 to 24.

InterOil Corporation

Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
15. Non-controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the refinery project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery project. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.
At September 30, 2005, a subsidiary, SPI, holds 98.80% (December 2004 — 98.73%, September 2004 – 98.69%) of the non-voting participating shares issued from EPI.
16. Share capital
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each Common share entitles the holder to one vote.

	Number of Shares	$

Balance December 31, 2004	28,310,884	216,813,654
Shares issued for exercise of warrants	19,168	540,346
Shares issued on exercise of options	680,868	4,450,623
Shares issued for debt	52,000	923,000

Balance September 30, 2005	29,062,920	222,727,623

17. Stock Options
At September 30, 2005, 862,650 common shares were outstanding and reserved for issuance under the Company stock option plan. Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Group and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

	Quarter ended September 30,				Nine months ended September 30,
	2005		2004		2005		2004
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
Stock options	Number of	exercise	Number of	exercise	Number of	exercise	Number of	exercise
outstanding	options	price $	options	price $	options	price $	options	price $

Outstanding at beginning of period	861,300	18.55	1,482,985	9.23	1,162,322	9.91	1,363,265	7.55
Granted	216,450	16.64	1,600	15.00	516,450	25.82	175,860	25.17
Exercised	(104,900)	(5.71)	(245,929)	(5.61)	(680,922)	(6.11)	(261,429)	(0.77)
Expired	(110,200)	(20.89)	(19,633)	(12.01)	(135,200)	(18.92)	(58,673)	(19.69)

Outstanding at end of period	862,650	20.81	1,219,023	9.92	862,650	20.81	1,219,023	9.92

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
17. Stock Options (cont’d)

Options issued and outstanding				Options exercisable
			Weighted average		Weighted
Range of exercise	Number of	Weighted average	remaining term	Number of	average exercise
prices $	options	exercise price $	(years)	options	price $

2.75 to 5.00	40,000	4.00	0.73	40,000	4.00
5.01 to 8.00	60,000	5.56	1.60	50,000	5.27
8.01 to 12.00	140,100	11.08	0.72	101,100	10.90
12.01 to 24.00	289,950	23.11	3.31	106,500	23.92
24.00 to 31.00	332,600	27.68	3.13	100,500	30.06

	862,650	20.81	2.94	398,100	17.82

The calculations above have been completed using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45%, and a weighted average expected life of the options of 3.4 years. An amount of $1,086,115 (September 2004 – expense of $1,060,071) has been recognized in 2005 as compensation expense. The estimated fair value of the options is expensed over the option’s vesting period, which is identified in the individual’s option agreement.
18. Working capital facility
In 2004 InterOil obtained a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $100,000,000. The facility was increased to $150,000,000 on August 12, 2005. This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the nine month period the weighted average interest rate was 5.54%.
At September 30, 2005, $79,348,228 (December 31, 2004 — $9,479,459) of the total facility remained available for use. In addition, inventory of $52,577,501, short term investments of $27,364,638 and trade receivables of $27,125,075 secured the facility.
19. Operations
Sales and operating revenues include sales to non related parties from the refinery of $271,436,013 and sales from downstream operations of $80,677,238. The refinery is considered to be operational and no longer under development stage under Canadian GAAP from January 1, 2005.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
20. Commodity hedge contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories. As at September 30, 2005, InterOil had entered into diesel and crude swap agreements to hedge a portion of the anticipated fourth quarter 2005 sales of diesel. InterOil had also entered into a swap agreement to hedge a portion of its anticipated January 2006 naphtha sales by selling the raw material component, crude at a fixed price. The unrealised loss on unsettled hedge contracts deemed to be effective at September 30, 2005 amounted $442,463 and is recognised in the financial statements as a deferred hedge loss in comprehensive income. At September 30, 2005, InterOil had a net receivable of $317,750 relating to hedges. The following summarises the hedge contracts by derivative type which were unsettled and not priced out as at September 30, 2005:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	150,000
Diesel crack spread swap	Sell diesel/buy crude	150,000

21. Segment reporting
The following tables present the Company’s results by segment.

					Consolidation
Quarter ended September 2005	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	96,652,246	27,156,351	—	—	123,808,597
Intersegment revenues	—	18,551,357	313,227	555,312	(19,419,896)	—
Interest revenue	—	—	—	586,034	—	586,034
Other unallocated revenue	—	—	—	86,828	—	86,828

Total segment revenue	—	115,203,603	27,469,578	1,228,174	(19,419,896)	124,481,459

Cost of sales and operating expenses	—	106,863,681	23,878,925	—	(17,805,164)	112,937,442
Office and admin and other expenses	2,371,481	2,339,659	1,063,813	3,336,708	(740,694)	8,370,967
Exploration costs, excluding exploration impairment (i)	(2,721,635)	—	—	—	—	(2,721,635)
Exploration impairment (i)	(5,754,224)	—	—	—	—	(5,754,224)
Depreciation and amortisation	212,642	2,663,526	54,525	12,601	—	2,943,294
Interest expense	1,811	2,320,212	41,884	164,024	(73,428)	2,454,503

Loss from ordinary activities before income taxes	5,889,925	1,016,525	2,430,431	(2,285,159)	(800,610)	6,251,112

Income tax expense	—	—	(965,001)	(19,008)	—	(984,009)
Non controlling interest	—	—	—	(15,630)	—	(15,630)

Total net income/loss	5,889,925	1,016,525	1,465,430	(2,319,797)	(800,610)	5,251,473

(i)	As reported last quarter, we were awaiting an opinion from our accounting advisors as to the correct accounting treatment for exploration expenses associated with our indirect participation interest. During the quarter we adopted the accounting treatment outlined in note 14 and as a result of this treatment the quarterly results include a recovery of $2,646,034 of exploration expenses and a recovery of $5,870,986 of exploration impairment expenses that were booked in the six months to June 30, 2005.

InterOil Corporation

Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
21. Segment reporting (cont’d)

					Consolidation
Quarter ended September 2004	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	26,309,547	21,094,242	—	(11,336,838)	36,066,951
Intersegment revenues	—	—	378,408	379,854	(758,262)	—
Interest revenue	—	—	—	100,418	—	100,418
Other unallocated revenue	—	—	—	58,741	—	58,741

Total segment revenue	—	26,309,547	21,472,650	539,013	(12,095,100)	36,226,110

Cost of sales and operating expenses	—	27,685,347	18,727,899	—	(9,775,779)	36,637,467
Office and admin and other expenses	350,454	162,496	1,009,541	2,798,603	(1,213,953)	3,107,141
Exploration costs, excluding exploration impairment	9,752	—	—	—	—	9,752
Exploration impairment	—	—	—	—	—	—
Depreciation and amortisation	1,949	(137,653)	316,940	7,226	—	188,462
Interest expense	—	—	31,860	541,102	—	572,962

Loss from ordinary activities before income taxes	(362,155)	(1,400,643)	1,386,410	(2,807,918)	(1,105,368)	(4,289,674)

Income tax expense	—	—	(624,655)	(2,986)	—	(627,641)
Non controlling interest	—	—	—	54	—	54

Total net income/loss	(362,155)	(1,400,643)	761,755	(2,810,850)	(1,105,368)	(4,917,261)

					Consolidation
Nine months ended September 2005	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	271,436,013	80,677,238	—	—	352,113,251
Intersegment revenues	—	56,497,379	442,579	1,412,887	(58,352,845)	—
Interest revenue	—	—	—	984,670	—	984,670
Other unallocated revenue	—	—	—	242,019	—	242,019

Total segment revenue	—	327,933,392	81,119,817	2,639,576	(58,352,845)	353,339,940

Cost of sales and operating expenses	—	324,010,324	72,281,421	—	(55,860,348)	340,431,397
Office and admin and other expenses	3,566,136	8,162,013	3,235,188	6,024,841	(1,598,269)	19,389,909
Exploration costs, excluding exploration impairment	306,275	—	—	—	—	306,275
Exploration impairment	397,237	—	—	—	—	397,237
Depreciation and amortisation	218,011	7,935,623	149,450	35,295	—	8,338,379
Interest expense	5,579	7,406,239	181,942	540,736	(136,620)	7,997,876

Loss from ordinary activities before income taxes	(4,493,238)	(19,580,807)	5,271,816	(3,961,296)	(757,608)	(23,521,133)

Income tax expense	—	—	(1,694,610)	(96,428)	—	(1,791,038)
Non controlling interest	—	—	—	236,738	—	236,738

Total net income/loss	(4,493,238)	(19,580,807)	3,577,206	(3,820,986)	(757,608)	(25,075,433)

Property, plant and equipment	5,657,125	238,197,511	14,783,541	290,371	—	258,928,548
Accumulated depreciation and amortisation	(235,680)	(7,262,007)	(8,462,736)	(184,373)	—	(16,144,796)
Consolidation entries	—	(50,875)	(558,646)	—	(3,250,746)	(3,860,267)

Net book value	5,421,445	230,884,629	5,762,159	105,998	(3,250,746)	238,923,484

Capital expenditure for the year	—	2,686,416	1,264,834	54,967	—	4,006,217

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
21. Segment reporting (cont’d)

					Consolidation
Nine months ended September 2004	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	26,309,547	33,680,377	—	(11,336,838)	48,653,086
Intersegment revenues	—	—	746,364	1,134,222	(1,880,586)	—
Interest revenue	—	—	—	275,672	—	275,672
Other unallocated revenue	—	—	—	143,480	—	143,480

Total segment revenue	—	26,309,547	34,426,741	1,553,374	(13,217,424)	49,072,238

Cost of sales and operating expenses	—	27,685,347	29,361,034	—	(10,054,101)	46,992,280
Office and admin and other expenses	1,223,211	449,507	1,911,857	5,111,456	(1,145,719)	7,550,312
Exploration costs, excluding exploration impairment	15,547	—	—	—	—	15,547
Exploration impairment	1,485,828	—	—	—	—	1,485,828
Depreciation and amortisation	8,106	—	327,039	46,121	—	381,266
Interest expense	—	—	32,549	564,948	—	597,497

Loss from ordinary activities before income taxes	(2,732,692)	(1,825,307)	2,794,262	(4,169,151)	(2,017,604)	(7,950,492)

Income tax expense	—	—	(1,126,938)	(9,524)	—	(1,136,462)
Non controlling interest	—	—	—	2,486	—	2,486

Total net income/loss	(2,732,692)	(1,825,307)	1,667,324	(4,176,189)	(2,017,604)	(9,084,468)

Property, plant and equipment	5,657,817	212,369,269	12,768,128	220,909	—	231,016,123
Accumulated depreciation and amortisation	(15,163)	(509,465)	(7,431,829)	(132,228)	—	(8,088,685)
Consolidation entries	—	84,804	(1,341,613)	—	—	(1,256,809)

Net book value	5,642,654	211,944,608	3,994,686	88,681	—	221,670,629

Capital expenditure for the year	1,133	12,380,545	486,325	59,239	—	12,927,242

Interest capitalized during the nine months ended September 30, 2005 to midstream plant and equipment was $nil (December 2004 -$5,949,270, September 2004 – $5,277,579)
22. Earnings per common share

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
	$	$	$	$

Net earnings and net earnings available to common shareholders	5,251,473	(4,917,261)	(25,075,433)	(9,084,468)

Weighted average number of common shares outstanding
Basic weighted average number of common shares outstanding	29,030,728	25,740,505	28,757,305	25,204,493
Effect of dilutive stock options and warrants	237,929	—	—	—
Effect of dilutive indirect participation interest	576,305	—	—	—

Diluted weighted average number of common shares outstanding	29,844,962	25,740,505	28,757,305	25,204,493

Earnings per share
Basic	0.18	(0.19)	(0.87)	(0.36)
Diluted	0.18	(0.19)	(0.87)	(0.36)

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
21. Earnings per common share (cont’d)
Options to purchase 377,660 common shares at prices between $23.75 and $30.40 per share were outstanding during the quarter ended September 30, 2005 but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares.
Also, the current indirect participation interest liability and associated conversion options are convertible to 3,333,333 of shares at a price of $37.50. These shares were not dilutive for the quarter ended September 30, 2005.